

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

May 6, 2021

Enerplus Announces a 10% Dividend Increase and Change to a Quarterly Cash Dividend Effective with the June 2021 Dividend Payment

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced that it has received Board approval to increase the amount of its dividend, as well as change the frequency of its dividend payment from monthly to quarterly, effective with its June 2021 dividend. The June 2021 quarterly cash dividend will be in the amount of CDN$0.033 per share and payable on June 15, 2021 to all shareholders of record at the close of business on May 28, 2021. The ex-dividend date for this payment is May 27, 2021.

The CDN$0.033 per share dividend is equivalent to approximately US$0.027 per share if converted using a Canadian/US dollar exchange rate of 0.8149. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304